Exhibit 99.1

Stellantis Announces Board Composition Change

AMSTERDAM, January 18, 2023 – Stellantis N.V. (“Stellantis” or “Company”) today announced that Andrea Agnelli, a director of Stellantis nominated by Exor N.V. (“Exor”) and appointed on January 4, 2021 for the term of office of four years beginning on January 17, 2021, will resign from his position as member of the Board of Directors of Stellantis. The resignation will become effective at the closing of the 2023 Annual General Meeting of Stellantis (“AGM”).

Exor will designate the successor director for appointment at the AGM pursuant to and in accordance with Article 19.3 of the Company’s Articles of Association.

The Company expresses its deep gratitude to Andrea for his contribution during his many years of appreciated service and wishes him all the best in his future endeavors.

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About Stellantis

Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
communications@stellantis.com
www.stellantis.com